SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                             BOWATER INCORPORATED

                               (Name of Issuer)

   Depositary Shares, Each Representing a One-Fourth Interest in a Share of Preferred Redeemable Increased Dividend Equity Securities, 7% PRIDES, Series B,
              Convertible Preferred Stock, Par Value $1 per Share

                        (Title of Class of Securities)

                                  102183 40 7
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw Investments, L.P.
         13-3470777
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
___________________________________________________________________
NUMBER OF        (5)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (6)  SHARED VOTING POWER

OWNED BY              949,300
___________________________________________________________________
EACH             (7)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH      (8)  SHARED DISPOSITIVE POWER

                      949,300
___________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
              949,300
___________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              19.4%
___________________________________________________________________
(12)  TYPE OF REPORTING PERSON **
         BD
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



 (1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         David E. Shaw
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
___________________________________________________________________
NUMBER OF        (5)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (6)  SHARED VOTING POWER

OWNED BY              949,300
___________________________________________________________________
EACH             (7)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITHEACH  (8)  SHARED DISPOSITIVE POWER

                      949,300
___________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
              949,300
___________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              19.4%
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **
         IN
- -------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1(a).  NAME OF ISSUER:

Bowater Incorporated (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

55 East Camperdown Way, Greenville, SC  29602

ITEM 2(a).  NAME OF PERSON FILING:

D. E. Shaw Investments, L.P. ("InvLP")
David E. Shaw ("David Shaw")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

120 West 45th Street, 39th Floor, Tower 45, New York,  NY  10036

ITEM 2(c).  CITIZENSHIP:

InvLP is a limited partnership organized under the laws of the State of Delaware.

David E. Shaw is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Depositary Shares, Each Representing a One-Fourth Interest in a Share of Preferred Redeemable Increased Dividend Equity Securities, 7% PRIDES, Series B, Convertible Preferred Stock, Par Value $1 per Share ("Depositary Shares")

ITEM 2(e).  CUSIP NUMBER:

102183 40 7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a) [x]    Broker or dealer registered under Section 15 of the Act

     (b) [ ]    Bank as defined in Section 3(a)(6) of the Act

     (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ]    Investment Company registered under Section 8 of the Investment
Company Act

     (e) [ ]    Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940

     (f) [ ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)


     (g) [ ]    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
see item 7

     (h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

The Schedule 13G initially filed for the month ended June 30, 1995 of (i) InvLP and (ii) David E. Shaw relating to the Depostitary Shares issued by the Company is hereby amended by this Amendment No. 1 to the Schedule 13G as follows:

ITEM 4.     OWNERSHIP.

     (a) Amount beneficially owned:
         949,300

     (b) Percent of class:
         19.4% (based on the 4,893,616 Depositary Shares outstanding as of June 30, 1995, as stated by the Company)

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote
               -0-

         (ii)  shared power to vote or to direct the vote
               949,300

         (iii) sole power to dispose or to direct the disposition of -0-

         (iv)  shared power to dispose or to direct the disposition of
               949,300

By virtue of David Shaw's positions as President and sole shareholder of D. E. Shaw & Co., Inc., the general partner of D. E. Shaw & Co., L.P., the general partner of InvLP, David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 949,300 Depositary Shares held by InvLP, constituting 19.4% of the outstanding shares and, therefore, David Shaw may be deemed to be the beneficial owner of such shares. David Shaw disclaims beneficial ownership of such 949,300 shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

No person other than each respective owner and general partner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Depositary Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

By signing below D. E. Shaw Investments, L.P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  August 18, 1996


                  D. E. SHAW INVESTMENTS, L.P.
                  By: D. E. SHAW & CO., L.P., as
                      General Partner
                  By: /s/ David E. Shaw
                      Managing Director


                  DAVID E. SHAW
                  /s/ David E. Shaw